Exhibit 99.2

FINANCIAL HIGHLIGHTS FOR THE FIRST HALF OF THE FISCAL YEAR 2026

UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF THE FISCAL YEAR 2026

Selected Items and Data of Unaudited Interim Consolidated Statements:

	Six months ended December 31,
	2024(RMB)	2025(RMB)	2025 (US$)	Change (%)
(In thousands, except per share data and percentages)
Net revenues	-	3,138	449	N/A
Operation cost and expenses	(1,453)	(21,939)	(3,138)	1,409.9%
Loss from operations	(1,453)	(18,801)	(2,689)	1,193.9%
Net loss income from continuing operations	(1,329)	(20,173)	(2,885)	1,417.9%
Net Income (loss) from discontinued operations, net of tax	314,489	(1,829,116)	(261,560)	N/A
Net loss attributable to owners of the Company	232,110	(1,849,289)	(264,445)	N/A
Net earnings (loss) per ordinary share – basic and diluted	55.817	(10.045)	(1.436)	N/A
Cash, cash equivalent at the end of the period	323,805	1,539	220	(99.5)%

The following analysis of financial results of Maase Inc. (the “Company”) and its subsidiaries and other consolidated entities (collectively, the “Group”) for the first half of fiscal year 2026 (from July 1, 2025 to December 31, 2025) should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this Current Report on Form 6-K.

Portfolio Transformation Overview

During fiscal year 2025 and the first half of fiscal year 2026, the Group underwent a comprehensive portfolio transformation involving multiple disposals and acquisitions.

Disposals: The Group divested its claims-adjusting business in January 2025, its wealth management business, which was carried out through Puyi Group Limited and its subsidiaries (collectively, the “Puyi Group”) in September 2025, and deconsolidated its insurance agency business, which was carried out through AIFU Inc. and its subsidiaries (collectively, the “AIFU Group”)in December 2025. The results of operations for these disposed businesses are presented as discontinued operations in the consolidated statements of operations and comprehensive income (loss) for all periods presented, and the related assets and liabilities are reflected as assets or liabilities of discontinued operations on the consolidated balance sheets.

Acquisitions: The Group acquired Carve Group Ltd and its subsidiaries (collectively, the “Carve Group”) at the end of August 2025 and Real Prospect Limited and its subsidiaries (collectively, the “Real Prospect Group”) at the end of October 2025. The acquisitions were consummated after the end of the comparative period of the first half of fiscal year 2025 and are included in the Group’s continuing operations for the first half of fiscal year 2026.

Basis of Presentation for Continuing Operations

Current Period (H1 2026):

The Group’s continuing operations primarily reflect the financial results of the Carve Group and the Real Prospect Group. The Group’s total revenue and net loss from continuing operations are primarily attributable to these two newly acquired groups. Since neither group was owned by the Group during the comparative period of the first half of fiscal year 2025, no prior-period contributions are included. As a result, the year-over-year comparisons for continuing operations are significantly impacted by the absence of comparable prior-period activity.

Comparative Period (H1 2025, adjusted for discontinued operations):

As a result of the classification of disposed businesses as discontinued operations, the comparative period of the first half of fiscal year 2025 was adjusted to report nil revenue from continuing operations. The continuing operations in the comparative period consist solely of the remaining entities that were not subsequently disposed of. These entities did not generate any revenue during the comparative period and only incurred certain corporate-level operating expenses. All revenue-generating businesses were classified as discontinued operations.

Key Financial Statement Impacts

	Current Period (H1 2026)	Comparative Period (H1 2025, adjusted for discontinued operations)
Revenue from continuing operations	Entirely from Carve Group and Real Prospect Group	Nil
Expenses from continuing operations	Primarily from Carve Group and Real Prospect Group	Corporate-level operating expenses only (no revenue)
Discontinued operations	Results of disposed wealth management, and insurance agency businesses	Same businesses presented as discontinued operations

The significant year-over-year growth in revenue and net loss from continuing operations is primarily driven by the acquisitions of the Carve Group and Real Prospect Group, with no comparable contribution from the prior-year period.

This presentation ensures comparability and aligns with the requirements of ASC 205-20 (Discontinued Operations) for entities undergoing significant portfolio transformation.

Unless the context otherwise requires, each asset and liability account in this analysis as of June 30, 2025 reflects continuing operations only.

Net revenues

The following table identifies the disaggregation of our revenue from continuing operations and reportable segments for the six months ended December 31 of 2025 and 2024, respectively:

	Six months ended December 31,
	Segment	2024(RMB)	2025(RMB)	Change (%)

Product revenues		-	2,961	100%
Sale of mobile charging robots and charging piles	Qingdao Maisi	-	1,826	100%
Sale of health and wellness products	Glyken Bird Nest	-	1,135	100%
Charging services	Qingdao Maisi	-	177	100%
Total net revenues		-	3,138	100%

Net revenues from continuing operations for the first half of the fiscal year 2026 were RMB3.1 million (US$0.4 million), representing a 100% increase from nil for the same period of the fiscal year 2025, due to above mentioned acquisitions and disposals.

●	Net revenues for Qingdao Maisi business increased by 100% from nil for the first half of fiscal year 2025 to RMB2.0 million (US$0.3 million) for the first half of fiscal year 2026 due to the acquisition of Real Prospect Group. Revenues generated from Qingdao Maisi business accounted for 63.8% of our total net revenues for the first half of fiscal year 2026. Net revenues from our Qingdao Maisi business consist of [net] revenues derived from our sales of mobile charging robots and charging piles and convenience charging services.

Net revenues from sale of mobile charging robots and charging piles were RMB1.8 million (US$0.3 million) for the first half of fiscal year 2026, representing 91.2% of Qingdao Maisi’s total net revenues. The increase in revenue from the sale of mobile charging robots and charging piles was due to the acquisition of Real Prospect which occurred during that period. Going forward, the Group expects revenue growth to be driven by initial deployments to commercial partners, expansion of distribution channels, and increased customer orders.

Net revenues from charging services were RMB0.2 million for the first half of fiscal year 2026, representing 8.8% of Qingdao Maisi’s total net revenues. Charging service revenue is generated under a mixed model that includes pay-per-use, subscription-based, and transaction-based arrangements. Management views charging services as a strategic customer acquisition tool and a complementary revenue stream designed to drive incremental sales of mobile charging robots and charging piles. By providing convenient charging solutions, the Group enhances the value proposition for hardware customers and fosters recurring engagement.

●	Net revenues generated from Glyken Bird Nest increased by 100% from nil for the first half of fiscal year 2025 to RMB1.1 million (US$0.2 million) for the first half of fiscal year 2026, due to the acquisitions described above, which expanded the Group’s health and wellness product portfolio. Revenues from the Glyken Bird Nest business were derived from sale of health and wellness products, primarily including bird’s nest peptide raw materials and compounded finished products, which accounted for 36.2% of our total net revenues for the first half of fiscal year 2026. The Group believes that the health and wellness products market continues to benefit from increasing consumer awareness of nutritional supplements, growth in e-commerce distribution channels, and expansion into new geographic markets.

Cost of Revenues

	Six months ended December 31,
	Segment	2024(RMB)	2025(RMB)	Change (%)

Cost of product revenues		-	2,292	100%
Cost of sale of health and wellness products	Glyken Bird Nest	-	811	100%
Cost of sale of mobile charging robots and charging piles	Qingdao Maisi	-	1,481	100%
Cost of charging services	Qingdao Maisi	-	381	100%
Total cost of revenues		-	2,673	100%

Cost of Revenues from continuing operations for the first half of the fiscal year 2026 were RMB2.7 million (US$0.4 million), representing a 100% increase from nil for the same period of the fiscal year 2025, due to above mentioned acquisitions and disposals.

●	Cost of revenues for Qingdao Maisi business increased by 100% from nil for the first half of fiscal year 2025 to RMB1.9 million (US$0.3 million) for the first half of fiscal year 2026 due to the acquisition of the Real Prospect Group. Cost of revenues from Qingdao Maisi business accounted for 69.7% of our total cost of revenues for the first half of fiscal year 2026. Cost of revenues from our Qingdao Maisi business consist of cost of sale of mobile charging robots and charging piles and cost of charging services.

Cost of sale of mobile charging robots and charging piles was RMB1.5 million (US$0.2 million) for the first half of fiscal year 2026, representing 79.5% of Qingdao Maisi’s total cost of revenues. This was primarily attributable to the procurement of hardware components, assembly and manufacturing costs, and direct labor. The Group expects cost of sales to increase in line with revenue growth as the business scales its production and distribution capabilities.

Cost of charging services was RMB0.4 million for the first half of fiscal year 2026, representing 20.5% of Qingdao Maisi’s total cost of revenues. Cost of charging services primarily includes electricity costs, maintenance and repair expenses, depreciation of charging equipment, and site rental fees.

●	Cost of revenues generated from Glyken Bird Nest increased by 100% from nil for the first half of fiscal year 2025 to RMB0.8 million (US$0.1 million) for the first half of fiscal year 2026, due to the acquisitions described above. Cost of revenues for the Glyken Bird Nest business were mainly derived from sale of health and wellness products, which accounted for 30.3% of our total cost of revenues for the first half of fiscal year 2026. Cost of sales for health and wellness products primarily consists of raw bird’s nest procurement, processing and manufacturing costs, packaging and logistics. The gross margin for the Glyken Bird Nest segment was 28.5% for the period, reflecting our positioning on premium products and efforts to optimize the supply chain.

Operating Expenses

	Six months ended December 31,
	2024(RMB)	2025(RMB)	Change (%)
Operating Expenses
Selling and marketing expenses	-	370	N/A
Administrative expenses	1,453	18,669	1,184.9%
Research and development expenses	-	227	N/A
Total operating expenses	1,453	19,266	1,226.0%

Total operating expenses increased by RMB17.8 million, or 1,226.0%, from RMB1.5 million for the first half of the fiscal year 2025 to RMB19.3 million (US$2.8 million) for the first half of the fiscal year 2026, primarily due to the acquisitions and disposal described above. This increase reflects the expanded operational scale following the acquisitions of the Carve Group and the Real Prospect Group, as well as professional and administrative costs incurred in connection with the acquisitions and disposals.

●	Selling and marketing expenses related to ongoing operations increased by 100% from nil for the first half of the fiscal year 2025 to RMB0.4 million for the first half of the fiscal year 2026 due to the above mentioned acquisitions and disposals. None of the activities conducted in the first half of fiscal year 2025 are ongoing activities. Selling and marketing expenses primarily consist of salaries and benefits for sales personnel, sales commissions, advertising and promotional costs and brand development activities.

●	Administrative expenses increased by 1,184.9% from RMB1.5 million for the first half of the fiscal year 2025 to RMB18.7 million (US$2.7 million) for the first half of the fiscal year 2026 due to the above mentioned acquisitions and disposals. Administrative expenses primarily consist of salaries and benefits for executive and personnel, professional service fees (legal, audit, etc.), office rent and utilities and general corporate overhead.

●	Research and development expenses increased by 100% from nil for the first half of the fiscal year 2025 to RMB0.2 million for the first half of the fiscal year 2026 due to due to above mentioned acquisitions and disposals. Research and development expenses primarily consist of personnel costs, third-party R&D services, and other related expenses. The Group’s R&D efforts are focused on next-generation mobile charging robot technology, battery efficiency improvements, and product formulations for bird’s nest peptide extraction and related health and wellness applications.

Loss from operations

As a result of the foregoing factors, we recorded a loss from operations of RMB18.8 million (US$2.7 million) for the first half of the fiscal year 2026, representing an increase of 1,193.9% as compared to RMB1.5 million for the corresponding period of fiscal year 2025. Operating loss margin was 599.1% for the first half of fiscal year 2026, primarily attributable to the acquisitions described above and the resulting expansion of our cost structure and operating expenses.

Net loss from fair value change

Net loss from fair value change was RMB1.3 million (US$0.2 million) for the first half of the fiscal year 2026, as compared to nil for the restated corresponding period of fiscal year 2025. This was primarily attributable to a decline in the fair value of the Group’s equity interest in AIFU Inc.

Share of loss of affiliates

Share of loss of affiliates was RMB1.2 million (US$0.2 million) for the first half of the fiscal year 2026, as compared to nil for the corresponding period of fiscal year 2025, which related to the proportionate share of the net results of Qingdao Huiju Laixi Intelligent Technology Co., Ltd., which is accounted for using the equity method.

Income Tax benefit

We recognized an income tax benefit of RMB1.1 million (US$0.2 million) for the first half of the fiscal year 2026, as compared to nil for the corresponding period of fiscal year 2025.

Net Loss from continuing operations

As a result of the foregoing factors, we recognized a net loss from continuing operations of RMB20.2 million (US$2.9 million) for the first half of the fiscal year 2026, compared to a net loss from continuing operations of RMB1.3 million for the corresponding period of the fiscal year 2025.

Net loss (income) from discontinued operations

The net loss from discontinued operations was RMB1.8 billion (US$261.6 million) for the first half of the fiscal year 2026, as compared to a net income from discontinued operations of RMB314.5 million for the corresponding period of the fiscal year 2025.

Net income (loss) Attributable to the Company’s Shareholders

As a result of the foregoing factors, our net loss attributable to our shareholders was RMB1.8 billion (US$264.4 million) for the first half of the fiscal year 2026 while we had net income attributable to our shareholders for the corresponding period of the fiscal year 2025 of RMB232.1 million.

Basic and Diluted Net (Loss) Earnings per share

Basic and diluted net loss per share were RMB10.045 (US$1.436) for the first half of the fiscal year 2026, compared to basic and diluted net income per share of RMB55.817 for the corresponding period of the fiscal year 2025.

Cash and Cash Equivalents

As of December 31, 2025, we had cash and cash equivalents of RMB1.5 million (US$0.2 million), and we had cash and cash equivalents of RMB323 million as of June 30, 2025.

FOREIGN CURRENCY TRANSLATION

The unaudited financial results for the first half of the fiscal year 2026 are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB 6.9931, representing the noon buying rate in the City of New York for cable transfers of RMB on December 31, 2025, the last business day in the first half of fiscal year 2026, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

SAFE HARBOR STATEMENT

This filing contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. the Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

MAASE INC.

Unaudited Condensed Consolidated Balance Sheets
(In thousands, except for shares and per share data)

	As of June 30, 2025	As of December 31, 2025
	Audited	Unaudited
	RMB	RMB	US$
			Note 2(v)
ASSETS:
Current assets:
Cash and cash equivalents	243	1,539	220
Short term investments	4,255	818	117
Accounts receivable	-	57	8
Inventories, net	-	1,979,937	283,127
Other receivables	29,436	231,277	33,072
Amount due from related parties	-	3,904	558
Other current assets	430	33,677	4,816
Current assets of discontinued operations	2,167,052	-	-
Total current assets	2,201,416	2,251,209	321,918

Non-current assets:
Property, plant, and equipment, net	-	16,982	2,428
Intangible assets, net	-	77,715	11,113
Goodwill, net	-	992,839	141,974
Investments in affiliates	-	113,262	16,196
Right of use assets	-	1,800	257
Non-current assets of discontinued operations	1,164,561	-	-
Total non-current assets	1,164,561	1,202,598	171,968
Total assets	3,365,977	3,453,807	493,886

MAASE INC.

Unaudited Condensed Consolidated Balance Sheets - (continued)
(In thousands, except for shares and per share data)

	As of June 30, 2025	As of December 31, 2025
	Audited	Unaudited
	RMB	RMB	US$
			Note 2(v)
LIABILITIES, MEZZANINE EQUITY AND EQUITY:
Current liabilities:
Accounts payable	-	682	98
Contract liabilities	-	7,391	1,057
Other payables and accrued expenses	4,957	12,721	1,817
Accrued payroll	-	921	132
Amount due to related parties	-	19,375	2,771
Current operating lease liabilities	-	572	82
Long-Term Loan, Current Portion	-	758	108
Current liabilities of discontinued operations	569,037	-	-
Total current liabilities	573,994	42,420	6,065
Non-current liabilities:
Long-term loan	-	1,160	166
Deferred tax liabilities	-	16,234	2,321
Non-current operating lease liabilities	-	1,334	191
Non-current liabilities of discontinued operations	603,875	-	-
Total non-current liabilities	603,875	18,728	2,678
Total liabilities	1,177,869	61,148	8,743

Commitments and contingencies

Mezzanine equity:
Redeemable ordinary shares (US$0.09 par value, 22,175 and 22,175 Class A ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively) (Note 19)	47,935	49,039	7,012

Shareholders’ Equity:
Class A ordinary shares (Authorized shares:4,000,000,000 at US$0.09 each; issued 9,273,208 and 313,219,991 shares, of which 9,228,398 and 313,175,181 shares were outstanding as of June 30, 2025 and December 31, 2025, respectively)	5,973	201,199	28,771
Class B Ordinary shares (Authorized shares:1,000,000,000 at US$0.09 each; issued and outstanding 6,666,668 and 6,666,668 shares as of June 30, 2025 and December 31, 2025, respectively)	4,379	4,379	626
Treasury stock	(29)	(29)	(4)
Additional paid-in capital	1,125,933	4,638,315	663,270
Statutory reserves	23,216	-	-
Accumulated deficit	(517,369)	(1,502,858)	(214,906)
Accumulated other comprehensive (loss) income	(6,012)	2,614	374
Total Maase Inc. shareholders’ equity	636,091	3,343,620	478,131
Noncontrolling interests	1,504,082	-	-
Total shareholders’ equity	2,140,173	3,343,620	478,131
Total liabilities, mezzanine equity and shareholders’ equity	3,365,977	3,453,807	493,886

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MAASE INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands, except for shares and per share data)

	Six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Net revenues	-	3,138	449
Operating costs and expenses:
Cost of revenue	-	(2,673)	(383)
Selling expenses	-	(370)	(53)
General and administrative expenses	(1,453)	(18,669)	(2,670)
Research and development expenses	-	(227)	(32)
Total operating costs and expenses	(1,453)	(21,939)	(3,138)
Loss from operations	(1,453)	(18,801)	(2,689)
Net loss from fair value change	-	(1,329)	(190)
Interest income (expense), net	131	(46)	(7)
Sundry (expense) income, net	(7)	133	19
Loss before income taxes and share of loss of affiliates	(1,329)	(20,043)	(2,867)
Income tax benefit	-	1,095	157
Share of loss of affiliates	-	(1,225)	(175)
Net loss from continuing operations	(1,329)	(20,173)	(2,885)
Net income (loss) from discontinued operations, net of tax	314,489	(1,829,116)	(261,560)
Net income (loss)	313,160	(1,849,289)	(264,445)
Less: net income attributable to the noncontrolling interests
Continuing operations	-	-	-
Discontinued operations	81,050	-	-
Net income (loss) attributable to owners of the Company	232,110	(1,849,289)	(264,445)
Continuing operations	(1,329)	(20,173)	(2,885)
Discontinued operations	233,439	(1,829,116)	(261,560)
Distributed earnings:	-	-	-
Less: Accretion of redeemable ordinary shares	-	1,103	158
Net income (loss) attributable to ordinary shareholders of the Company	232,110	(1,850,392)	(264,603)

MAASE INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) - (continued)
(In thousands, except for shares and per share data)

	Six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Net income (loss) per share attributable to ordinary shareholders of the Company- Basic *:
Continuing operations	(0.578)	(0.116)	(0.017)
Discontinued operations	56.394	(9.930)	(1.420)
Total basic	55.817	(10.045)	(1.436)

Net income (loss) per share attributable to ordinary shareholders of the Company- Diluted *:
Continuing operations	(0.578)	(0.116)	(0.017)
Discontinued operations	56.394	(9.930)	(1.420)
Total diluted	55.817	(10.045)	(1.436)

Shares used in calculating net income per share*:

Basic:	4,139,417	184,208,961	184,208,961
Diluted:	4,139,417	184,208,961	184,208,961

Net income (loss)	313,160	(1,849,289)	(264,445)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	479	3,814	545
Unrealized net loss on short term investments	(3,085)	-	-
Disposal of subsidiaries	-	4,812	688
Total comprehensive income(loss)	310,554	(1,840,663)	(263,212)
Less: Comprehensive income attributable to the noncontrolling interests	81,050	-	-
Comprehensive income (loss) attributable to ordinary shareholders the Company	229,504	(1,840,663)	(263,212)

*	Giving retroactive effect to the 1-for-90 reverse share split effected on June 23, 2025

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MAASE INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Cash flows from operating activities:
Net income (loss)	313,160	(1,849,289)	(264,445)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation expense	5,323	3,570	511
Amortization of intangible assets	50,304	4,782	684
Non-cash operating lease expense	29,146	9,036	1,292
Early termination of operating lease	1,545	705	101
Provision for allowance for credit losses on financial assets	45,184	1,685,332	240,999
Impairment loss on goodwill and intangible assets	355,903	-	-
Compensation expenses associated with stock options	15,517	1,173	168
Gain on disposal of property, plant and equipment	(406)	(5,422)	(775)
Fair value change of other current assets and other non-current assets	8,827	8,825	1,262
Investment (income) loss	(337)	317	45
Net (gain) loss on disposal of subsidiaries	(896,977)	47,364	6,773
Derecognition of a contingent consideration	(4,089)	17,627	2,521
Interest accrued for other receivables (loan receivables) and prepayment for investment	(9,433)	(13,735)	(1,964)
Share of income and impairment of affiliates, net	9,131	1,225	175
Deferred taxes	97,970	(10,320)	(1,476)
Property, plant and equipment written off	3,289	-	-
interest repayment for short term loan	(94)	-	-
Interest paid	-	(33)	(5)
Changes in operating assets and liabilities:
Accounts receivable and contract assets	55,694	69,931	10,000
Insurance premium receivables	96,096	-	-
Other receivables	(265,175)	(168,759)	(24,132)
Other current assets	10,204	(133,217)	(19,050)
Other non-current assets	1,971	218,716	31,276
Accounts payable and accrued commissions	(89,347)	(63,348)	(9,059)
Contract liabilities	-	42	6
Inventories	-	(4,021)	(575)
Insurance premium payables	-	(28)	(4)
Other payables and accrued expenses	318,587	156,789	22,420
Amount due to related parties	-	(1,360)	(194)
Accrued payroll	1,413	6,294	900
Income taxes payable	(20,592)	(8,383)	(1,199)
Lease liabilities	(29,052)	(9,746)	(1,394)
Other current liabilities	(3,158)	-	-
Other tax liabilities	(1,981)	3,929	562
Net cash generated from operating activities	98,623	(32,004)	(4,577)
Cash flows from investing activities:
Purchase of short term investments	(289,694)	(17,037)	(2,436)
Proceeds from disposal of short term investments	248,063	3,295	471
Proceeds from disposal of an investment	-	11,629	1,663
Purchase of property, plant and equipment	(4,241)	(2,925)	(418)
Proceeds from disposal of property, plant, and equipment	3,122	12,323	1,762
Disposal of subsidiaries, net of cash disposed	(37,632)	(100,762)	(14,409)
Cash paid out for loan receivables from third parties	(111,000)	-	-
Cash received for loan receivables from third parties	15,500	-	-

MAASE INC.

Unaudited Condensed Consolidated Statements of Cash Flows - (continued)

(In thousands)

	Six months ended December 31,
	2024	2025	2025
	RMB	RMB	US$
			Note 2(v)
Purchase of intangible assets	(637)	-	-
Investment to other investments	(2,586)	-	-
Proceeds from disposal of other investments	-	1,800	257
Loan to related parties	-	(5,587)	(799)
Loan from related parties	-	37,865	5,415
Acquisition of subsidiary, net of cash acquired	-	2,513	359
Net cash used in investing activities	(179,105)	(56,886)	(8,135)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares	94	4,196	600
Proceeds from bank borrowings and other borrowings	36,601	75,843	10,846
Repayment of bank borrowings and other borrowings	-	(100,180)	(14,326)
Proceeds on exercise of stock options	75	73	10
Acquisition of non-controlling interests in subsidiaries	(3,795)	-	-
Net cash generated from (used in) financing activities	32,975	(20,068)	(2,870)
Net decrease in cash and cash equivalents, and restricted cash	(47,507)	(108,958)	(15,582)
Cash and cash equivalents and restricted cash at beginning of period	370,396	105,315	15,060
Effect of exchange rate changes on cash and cash equivalents	916	5,182	742
Cash and cash equivalents and restricted cash at the end of period	323,805	1,539	220
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the period	270,178	1,539	220
Restricted cash at the end of the period	53,627	-	-
Total of cash and cash equivalents and restricted cash at the end of period	323,805	1,539	220

Supplemental disclosure of cash flow information:
Interests paid	-	(33)	(5)
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for lease obligations	(10,233)	(9,399)	(1,344)
Acquisition of subsidiaries through issuing ordinary shares	-	(2,513)	(359)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.